Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 3 DATED MAY 30, 2017

TO THE PROSPECTUS DATED APRIL 28, 2017

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2017 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 12, 2017 and Supplement No. 2, dated May 25, 2017. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A. To update disclosure in the section of the Prospectus titled “Plan of Distribution.”

A.	Update to the Section of the Prospectus Titled “Plan of Distribution”

1. The following updates and replaces the subsection titled “—Other Discounts (Class A Shares Only)” on page 252 of the Prospectus:

Other Discounts

Investors may also agree with the participating broker dealer selling them (or with the Dealer Manager if no participating broker dealer is involved in the transaction) Class A shares to reduce the amount of sales commission on such shares to zero (i) in the event the investor has engaged the services of a registered investment advisor with whom the investor has agreed to pay a fee for investment advisory services (except where an investor has a contract for financial planning services with a registered investment advisor that is also a registered broker dealer, such contract absent any investment advisory services will not qualify the investor for a reduction of the sales commission described above), or (ii) in the event the investor is investing in a bank trust account with respect to which the investor has delegated the decision making authority for investments made in the account to a bank trust department. The amount of net proceeds would not be affected by eliminating commissions payable in connection with sales to investors purchasing through such registered investment advisors or bank trust departments. All such sales must be made through registered broker dealers. Neither the Dealer Manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in the Company. You should ask your financial advisor and/or broker dealer about the ability to receive such reductions of the sales commission.

Our executive officers and directors and their immediate family members, as well as officers and employees of the Advisor or other affiliates and their immediate family members and, if approved by our board of directors, joint venture partners, consultants and other service providers may purchase Class A shares in this offering at a reduced rate for certain fees in respect of such purchases. Participating broker dealers, including their registered representatives and their immediate family members, may purchase Class A shares in this Offering at a price net of the sales commission; provided, that, no such purchases will be permitted during the initial 90 days following the effective date of this offering. We expect that a limited number of Class A shares will be sold to such persons. However, except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of shares of our common stock that may be sold to such persons. The Advisor and its affiliates will be expected to hold their Class A shares of our common stock purchased as stockholders for investment and not with a view towards distribution. In addition, Class A shares of our common stock purchased by the Advisor or its affiliates shall not be entitled to vote on any matter presented to stockholders for a vote.

Certain institutional investors and our affiliates may also agree with the participating broker dealer selling them Class A shares of our common stock (or with the Dealer Manager if no participating broker dealer is involved in the transaction) to reduce or eliminate the sales commission and/or dealer manager fees. The amount of net proceeds to us will not be affected by reducing or eliminating the sales commissions and/or dealer manager fees payable in connection with sales to such institutional investors and affiliates.

In addition, in order to encourage purchases of Class T shares of our common stock in excess of $3,000,000, the Dealer Manager, with the agreement of the applicable participating broker dealer, may agree to reduce or eliminate the sales commission and/or dealer manager fee with respect to such investments and may sell such shares net of all upfront commissions, fees and expenses at a price equal to as little as $9.74 per share. Any discounts will reduce the purchase price per Class T share, as applicable, and

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thereby allow the purchase of additional shares for the same investment amount. However, discounts may have the effect of lengthening the period of time such shares are subject to distribution fees, as lower upfront sales commissions or dealer manager fees will lengthen the amount of time it takes to reach the conversion thresholds described above under “—Compensation Paid for Sales of Shares—Distribution Fees.”

Investors qualifying for a volume discount or other reduction of the sales commissions, fees and expenses will receive a higher return on their investment than investors who do not qualify for such discount. Accordingly, you should consult with your financial advisor about the ability to receive such discounts or waivers before purchasing shares of our common stock.

2. The following updates and replaces the third paragraph of the subsection titled “—Compensation Paid for Sales of Shares—Other Compensation” on page 249 of the Prospectus:

Further, pursuant to a selected dealer agreement with LPL Financial LLC, which we refer to as LPL, and a cost reimbursement agreement with American Enterprise Investment Services Inc., which we refer to as AEIS, and subject to applicable FINRA limitations, the Dealer Manager has agreed to reimburse LPL and AEIS for technology costs and expenses associated with the offering and costs and expenses associated with the facilitation of the marketing and ownership of our shares. Prior to our entry into the cost reimbursement agreement with AEIS, the Dealer Manager had reimbursed Ameriprise Financial Services, Inc., which we refer to as Ameriprise Financial, for these costs and expenses pursuant to a selected dealer agreement, however the selected dealer agreement with Ameriprise Financial was amended such that Ameriprise Financial is no longer eligible to receive these reimbursements, effective as of the effective date of the cost reimbursement agreement with AEIS. These costs and expenses have been and will be paid from the Advisor’s 0.5% non-accountable expense reimbursement or the Dealer Manager fee. The Advisor will use the remainder of the 2.0% organization and offering expense reimbursement to pay the other cumulative organization and offering expenses of our offerings, as described above.

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